FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

February 27, 2004

  Amersham plc

(Translation of registrant's name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X                            Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes___                           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...............

EXHIBIT INDEX

Exhibit No. 1   Holding(s) in Company dated 19 February 2004
Exhibit No. 2   Holding(s) in Company dated 23 February 2004
Exhibit No. 3   Holding(s) in Company dated 26 February 2004

Exhibit No. 1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Cater Allen International Limited

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Cater Allen International Limited

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

12 February 2004

11)	Date company informed

18 February 2004

12)	Total holding following this notification

47,631,159 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

6.753%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 19 February 2004

Exhibit No. 2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Cater Allen International Limited

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Cater Allen International Limited

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

17 February 2004

11)	Date company informed

23 February 2004

12)	Total holding following this notification

49,381,159 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

7.000%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 23 February 2004

Exhibit No. 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

UBS Investment Bank

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS Investment Bank

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

19 February 2004

11)	Date company informed

24 February 2004

12)	Total holding following this notification

63,384,290 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

8.984%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 26 February 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  AMERSHAM PLC
                                                                                                                                                                                    (Registrant)                                                                                                                                                                                        By: /s/ Susan M. Henderson

                                                                 Name: Susan M. Henderson
                                                                          Title: Deputy Company Secretary

Date:   February 27, 2004